Filed by Saxon Capital, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Saxon Capital, Inc.
Commission File No. 000-33485

Set forth below is the transcript from Saxon Capital, Inc.‘s earnings conference call for the quarter ended March 31, 2004, which occurred on April 23, 2004. During the conference call, Saxon’s proposal to convert to a real estate investment trust (“REIT”) also was discussed.

Information contained in the transcript is not a substitute for the proxy statement/prospectus that Saxon intends to file with the Securities and Exchange Commission. Saxon and Saxon REIT, Inc. have filed a preliminary proxy statement/prospectus, and a pre-effective amendment #1 thereto, with the Securities and Exchange Commission, and will file a definitive proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. SHAREHOLDERS AND INVESTORS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT SAXON AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents are available free of charge at the SEC’s website (www.sec.gov) and can also be obtained by directing a request to Bobbi J. Roberts, Vice President, Investor Relations, Saxon Capital, Inc. 4860 Cox Road, Suite 300, Glen Allen, Virginia, Telephone 804.967.7879, email: InvestorRelations@saxonmtg.com.

Saxon, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Saxon and their ownership of Saxon stock is set forth in the proxy statement/prospectus.

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StreetEvents Transcript
F I N A L V E R S I O N

SAXN — Q1 2004 Saxon Capital, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

      Bobbi Roberts
      Saxon Capital, Inc. — Vice President, Investor Relations

      Mike Sawyer
      Saxon Capital, Inc. — Chief Executive Officer

      Robert Eastep
      Saxon Capital, Inc. — Chief Financial Officer

      Dennis Stowe
      Saxon Capital, Inc. — Chief Operating Officer

CONFERENCE CALL PARTICIPANTS

      Richard Shane
      Jefferies & Company — Analyst

      Jason Stewart
      Friedman, Billings, Ramsey — Analyst

      Jim Larkins
      Wasatch Advisors

      Alan Fournier
      Pennant Capital

      Jim Agah
      Millenium Partners

      Stephen Silver
      Royal Media

      Eric Fell
      Tazza Capital

PRESENTATION

Operator

        Ladies and gentlemen, thank for you standing by and welcome to the Saxon first quarter earnings conference call. [Operator Instructions] As a reminder this conference is being recorded. I would now like to turn the conference over to our host Ms. Bobbi Roberts, Vice President of Investor Relations. Please go ahead.

      Bobbi Roberts — Saxon Capital, Inc. — Vice President, Investor Relations

        Thank you Lois. Good morning and welcome to Saxon Capital first quarter 2004 earnings conference call. I have with me this morning, Mike Sawyer our Chief Executive Officer; Rob Eastep, our Chief Financial Officer; Dennis Stowe, our Chief Operating Officer.

We issued a press release yesterday which is available, along with our summary of financial data on our website at Saxon Capital, Inc..com.

As is customary I would like to begin with the following information on forward-looking statement. Statements in this discussion reflecting our future plans and strategies are forward looking statements that are based on current expectations and assumptions. These expectations and assumptions are subject to risk and uncertainty, which could affect our future plans. Saxon’s actual results and timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as changes in overall economic conditions and interest rates and changes in the applicable legal and regulatory environment. You should also be aware that all information in this discussion is as of April 23rd, 2004. We undertake no duty to update any forward looking statement to conform the statement to actual results or changes in the company’s expectations.

I would like to turn the call over to Mike Sawyer

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Thank you, Bobbi and good morning everyone. We are pleased to announce that during the first quarter of 2004 the company earned net income of $19.7 million, or 63 cents per share on a diluted basis. During the quarter our retail production was $197.5 million, an increase of 8% from the same period last year and increase of 15% from the fourth quarter of 2003. Wholesale production for the first quarter of 2004 totalled $301.2 million, an increase of 10% from the prior year first quarter and a decrease of 6% from the fourth quarter of 2003.

Market conditions and increased pricing competition contributed to a decline in correspondent flow production. Flow production was $111 million for the first quarter, a decrease of 22% from the prior year first quarter and a 35% decrease compared to fourth quarter 2003. Correspondent bulk production saw 76% increase from fourth quarter 2003 to first quarter 2004.

Excluding a one time $79 million transaction our bulk production decreased 8% compared to first quarter of 2003.

During the quarter we called three of our 1998 “securitizations” that were completed under our previous ownership. These loans, totaling $136 million, were added to our portfolio and financed through our February securitization trust. Saxon’s total production for the first quarter of 2004 was $778.7 million, a 9% increase compared to first quarter 2003 and a 14% increase compared to the fourth quarter of 2003.

As of March 31st, 2004, our owned portfolio grew to $4.9 billion, an increase of 5% from the fourth quarter of 2003. Weighted average FICO score for the portfolio was 611 as compared to 610 for the fourth quarter of 2003. The portfolio has a weighted average coupon of approximately 8.1% as compared to 8.2% for fourth quarter 2003.

With that over view I’ll will turn the call over to Rob Eastep our Chief Financial Officer for the a review of the financial results.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

      Thanks, Mike.

As Mike mentioned, we ended the quarter with $4.9 billion in net mortgage loans. At March 31st, we have $134 million in short-term liquidity and $1.8 billion in warehouse lines. We also closed a $1.1 billion asset backed securitization, during the first quarter, of which a portion was pre-funded. This resulted in the vast majority of approximately $470 million in restricted cash at quarter end. During the quarter we are saw our interest margin increase compared to the fourth quarter of 2003.

Our owned portfolio continues to grow and we had a favorable decline in our borrowing cost. Our allowance for loan losses decreased $10.5 million from December 31st to March 31st. The decline in loan loss reserves is primarily due to charge-offs from our 2001and early 2002 securitizations, the bulk of which was provided for in 2001 through 2003, and was in excess of our current period provision requirement on our portfolio.

As you have seen quarter over quarter in our production and portfolio, Saxon has experienced a significant increase in credit scores of our production. This improvement in credit is the driving force behind our decline in total delinquencies and impaired assets of $122 million, thus our lower first quarter loss provision requirements. During the quarter we recorded impairment to our servicing rights of approximately $2.8 million. This impairment was related to our 1999 and 2002 vintage loans that we service for Dominion Capital. Overall our expenses were consistent quarter over quarter and finally, one last point I would like to make, is the increase in our income tax expense for the quarter.

As you recall from our fourth quarter, we had a full year’s benefit of our captive REIT recorded in the fourth quarter, which was approximately $3.2 million after tax, or approximately 7 cents per share. Our effective tax rate for the first quarter going forward until the REIT conversion is complete is expected to be approximately 35%.

With that, I would like to turn the call over to Dennis to discuss the portfolio results.

      Dennis Stowe — Saxon Capital, Inc. — Chief Operating Officer

      Thank you, Rob

Our total servicing portfolio as of March 31st, was $10.1 billion, of which $4.9 billion represents Saxon’s own portfolio. The seriously delinquent rate of Saxon’s was 7% at March 31st, 2004 compared to 7.7% at December 31st, 2003.

During the quarter we purchased the rights to service approximately $569 million in mortgage loans at average cost of 67 basis points. We have committed to purchase and additional $1.6 billion in third party servicing rights through the second quarter of 2004. Our cost of servicing has remained consistent at 26 basis points. With that I’d like to turn the call back to Mike

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      Thank you Dennis.

2004 has gotten off to a solid start and we are looking forward to continued production and portfolio growth. On February 13th, 2004, we filed our preliminary disclosures for our planned REIT conversion with the Securities and Exchange Commission. And earlier this month we filed our pre-effective amendment number 1 to those disclosures. We expect to hold our shareholders meeting in the second quarter, and if approved, we expect to complete the REIT conversion during the third quarter of this year.

I would now like to turn the call over to our operator Lois, so that we can take any questions from our listeners.

Operator

        Thank you. [Operator Instructions] And our first question will come from the line Richard Shane from Jefferies & Company, Inc. Please go ahead.

      Richard Shane — Jefferies & Company — Analyst

        Good morning. Couple different questions. Can you walk through a little bit more in detail what the mechanics are for taking down the allowance? And then second question is — you repurchased or you bought — you called $136 million from the Dominion securitization, those loans are obviously more seasoned — can you talk a little bit about the characteristics there, particularly in terms of credit quality versus the types of loans you are originating now because I know there was been a little bit of move up market subsequently.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        I will take the second question first. On the calling of the securitization, we retain the option as a master servicer, to call those once the original balance gets below 10% of the original balance of the securitization. We — it is an option, it is not a requirement and we routinely review the financial consequences of making those calls and in almost every case it is to our advantage to do so. The loans that we place back in portfolio are loans that are current and have been current and are good assets. The way that the call mechanism works, we obtain for the owner of the loans, Dominion in this case, a bid for the non-performing assets and we close the deal concurrently where we purchase the performing loans out of the security. The coupons generally reflect the interest rate environment of the period they were originated in and so, at least in this case, it’s generally a higher coupon loan. The credits of the collateral, since it’s all performing loans generally tends to be a little bit better in terms of origination characteristics; however, in general these loans 6-7 years old.

As for the lower level of loan less reserves, I would like to make a general comment and I will let Rob take you through how that is. First of all, our provision methodology has not changed one iota. Secondly, under accounting and IRS rules you cannot take a reserve for an asset that is performing, otherwise not impaired. Due to the drastically improving credit quality of our portfolio as the 2001 vintage ages, and you’ve seen that reflected in our weighted average FICO scores, our delinquency has dropped in dollar values, and remember when you take the reserve you are taking it against the total dollar outstanding balance, but it has dropped $122 million just in the last three months. And that is primarily — when you charge-off loans from the 2001 vintage against the reserves that are already put up there, combined with a lower level of reserves required because of lower delinquencies on later originated loans, that’s what resulted in the lower reserve level. Rob you want to alliterate a little more on that?

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        Yeah Rick, let me just kind of walk you through an overview of our reserve methodology. There are mainly three main factors behind our methodology. Number 1, impaired assets, which we define as any asset that is greater 30 days delinquent. The second is roll rates as they move through the delinquency process. And third is historical loss severity and going through each of these factors, one we have seen a decline, as Mike mentioned, in our impaired assets quarter over quarter of approximately $122 million dollars and the second with the improved credit quality coupled with our strong servicing unit, we have seen improved roll rates quarter over quarter. And then third we’ve experienced lowered levels of loss severities on our owned portfolio. So in reviewing each of those items that make up our reserve methodology, that’s what is going cause the decline, as Mike mentioned, that you are having charge offs on 2001 and early 2002 vintages and the amount of provision we put up on the later 2003 — later 2002, 2003 is lower than the amount of charge offs because the credit quality is so much stronger on the 2002 and 2003 production. And when you look at our impaired assets as a percentage of the portfolio, again total delinquencies as it pertains to the portfolio at March 31st, it was 11% compared to 14% at year-end. So the drastic improvement in our credit quality is what we are seeing at this point in time.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Finally, Rick, I would refer yourself and most of the listeners to our standard presentation, which is available on our web page. And if you go to page 11 of the presentation and look at the vintage delinquency graphs, you can see the remarkable difference between performance levels of both 2002 and 2003 delinquencies versus the 2001 vintage.

      Richard Shane — Jefferies & Company — Analyst

        May I ask a couple follow ups to each part. Mike is it fair to characterize the called loans as as higher coupon, slightly lower FICO, but much lower loan to value.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Absolutely, that is100 percent accurate.

      Richard Shane — Jefferies & Company — Analyst

        And you are buying them at par A.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Generally that is the price.

      Richard Shane — Jefferies & Company — Analyst

    Okay.        Any premium?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Not at this time

      Richard Shane — Jefferies & Company — Analyst

        Okay and then in terms — Rob, in terms of the loss severities that you mentioned,

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

      Right.

      Richard Shane — Jefferies & Company — Analyst

        What is the current loss severity, can you, just maybe, give us some comparable data historically

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        Yeah, approximately on the SCI portfolio business life to date is approximately 38% and on a historical basis it’s been, if you take all the way back to 1998 on average, it’s approximately 40%.

      Richard Shane — Jefferies & Company — Analyst

      Okay.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        Now you — and if you go back, and again this is on our presentation on page 15, you can see a remarkable improvement in loss severities in our SCI portfolio as compared to the previous portfolios.

      Richard Shane — Jefferies & Company — Analyst

        Great, thank you guys for your time.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

      You’re welcome.

Operator

        Our next question is from Jason Steward from Friedman, Billings, Ramsey. Please go ahead. Good morning guys.

      Jason Stewart — Friedman, Billings, Ramsey — Analyst

        Good quarter. Mike could you give us a little bit more color about — maybe around the competitive environment and the difference what you are seeing in the retail and wholesale channel, specifically maybe relating it to what’s allowing you to raise coupons a little faster in retail.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Right, absolutely, well, there are a couple things going on. First of all, it has been noted in several of our other competitors’ calls, in December and January there was what we euphemistically call a rate war by two of the larger competitors in our sector and the rate competition got to the point where we felt it was not judicious for us to follow them down that curve. The lack of profitability in the loans that they originated must have gotten to them pretty quickly, because over the last month and a half the rates have normalized and we are very competitive. March was a — we set a record in wholesale production and we had our second highest ever retail production month. So as you noticed, the correspondent business, which is still more price sensitive, is still a little bit slower; however, we also have seen improving trends in correspondent. And so as a judicious steward of my shareholder’s capital we made a decision to invest more into the servicing of these loans and earn fee income at a highly accretive nature, since we do service large amounts of the loans of these competitors that were in question. And as the forward curve has flattened and rates have risen over the last month or so, we have found that reality has intruded quickly and economic equilibrium has come back to the pricing market.

      Jason Stewart — Friedman, Billings, Ramsey — Analyst

        Can you characterize any traction you are getting in the retail — in your retail network specifically based on some of the changes you made last year?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Well, I think that it’s — it’s definitely — we have seen a change in the mix, and I would refer you to the Q for the different credit grade mix, but we have definitely seen a change in the mix. It has a way to go. We have seen better spreads and we’re seeing a lower, what I would say is a lower cost to produce in terms of we’re getting more production from fewer sales people as we have trimmed and trained the retail operation and directed them more towards our core customer.

      Jason Stewart — Friedman, Billings, Ramsey — Analyst

        Got you. And then if I could have one final one for Rob. If you would be so inclined to maybe give us an idea of where you expect cumulative net losses to come out on some of the newer vintages, maybe not in absolute terms, but relative to some of the 2001 pools, maybe that would give us help in quantifying the reserves.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        You are probably looking at, Jason, I will kind of point you to our presentation on the website and look at page 16. If you look at where we are tracking on our 2001 vintage, it’s tracking pretty much on top of the 1999 vintage. So those — 2001 vintage, you would expect probably 425 basis points approximately cumulative. The 2002 is tracking pretty close to our 1998 vintage, which that topped out probably around 370 basis points. And 2003 we haven’t incurred a significant amount of 2003 losses, but when you look at delinquencies on 2003 production it’s tracked naturally below the 1997 vintage, which topped out about 325 basis points. So just kind of a range, you see lower loss severities or expect some cumulative losses as — from 2001, 2002 and 2003.

      Dennis Stowe — Saxon Capital, Inc. — Chief Operating Officer

        Rob, if I can, I mean, the cumulative loss is a factor because at the higher credits that we are originating now it really affects the frequency, more than it does the loss severity and we haven’t seen that loss severity mature over the portfolio, so we still have some expectations that it will normalize in line with our prior production.

      Jason Stewart — Friedman, Billings, Ramsey — Analyst

        Okay, great. Thanks a lot.

Operator

        Our next question is from the line of Jim Larkins from Wasatch Advisors. Please, go ahead.

      Jim Larkins — Wasatch Advisors

        Yeah, two questions, one is can you walk through the servicing income this quarter versus last quarter, the difference there and then second is: talk about your leverage and growth capacity between now and your capital raise.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

    Absolutely.        I will let Rob take those.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        Jim, on the servicing, the decline in first quarter net servicing income is due primarily to the impairment charge that I’d mentioned of approximately $2.8 million, plus additional amortization expenses of MSRs of approximately $1.5 million, when compared to the fourth quarter. The impairment charge, as I mentioned on the call, was due primarily to higher losses and delinquencies in the ‘99-2000 Dominion portfolios as well as higher prepayment speeds in those portfolios. The higher levels of amortization expense that we are seeing is related primarily to our recent servicing acquisitions. But when you look at servicing income on a gross servicing income basis, it actually increased first quarter, compared to fourth quarter, increasing from approximately $10 million to $11 million, again this was gross servicing income and excluding the $2.8 million impairment charge for the quarter, we would expect our net servicing income to continue to increase as we grow our third party servicing portfolio.

Jim Larkins — Wasatch Advisors

      Okay.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        And then on the leverage and growth, our leverage ratio probably is approximately about 14.7 for the quarter-end and we anticipate, through conversion, to keep that leverage at about that same level as we mentioned on a call we did of commitments to purchase some additional servicing, which we will do, but I would expect that our leverage ratio through conversion will be below 15 to 1.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        And, Jim, we do have the ability to sell whole loan production, should we need to reduce the capital requirement and raise additional capital by premium. We don’t intend to do that, but we do have that capability if we need to.

      Jim Larkins — Wasatch Advisors

        All right. Is it fair to say that you are a little bit governed right now on how much you can put on the balance sheet until you do raise more capital?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        I would say if we were to — in order to maintain the leverage ratio where we are very comfortable with it at, if we were to spike up in growth, we would then have to probably have to sell some of our home loan production in order to maintain leverage ratio. However, with our intended growth that we see internally forecasted we feel very, very comfortable with where we are at.

      Jim Larkins — Wasatch Advisors

    Okay.        Very good. Thanks.

Operator

        Our next question is from the line of Alan Fournier from Pennant Capital.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      Good morning Alan.

      Alan Fournier — Pennant Capital

        Hey, good morning. My question, I think, is related to the last question and I am just trying to — can you walk us through what happens with your current equity? I know there is a distribution back to shareholders and there is a raise and so forth and — but what equity looks like following this conversion.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

    Right.        And these are just rough estimates, Alan, because obviously the Board will make its decision on the distribution to shareholders based upon what the balance sheet looks at the that point in time. But roughly it’s our intention to raise approximately $500 million. Out of those proceeds, we would distribute back to our shareholders the earnings and profits of approximately $120 million and, Rob jump in if I get these numbers wrong, our net of deal costs, we would be adding approximately $365 million to the balance sheet, where it stands today. I think it currently is about $370 million

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        Then Mike, just to clarify what — we’ll also pay the Dominion note off

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Right, we’ll also retire the $25 million Dominion note. So you are looking at the approximately $760 million in equity for the company.

      Alan Fournier — Pennant Capital

    Okay.        And Mike, could you walk us through either how you and/or the Board are thinking about the stock price level at which this starts to become less desirable?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Right, and I have said this before, and what it gets down to is you guys, the shareholders are paying me to steward your capital and grow it prudently. I have said in the past that a value of 2 times cash book has been a historical good rule of thumb for the valuation of this type of asset. Recently, due to some unfavorable publicity in the Wall Street journal regarding the REIT sector, in the face of rising interest rates has taken somewhat of what a sector hit in terms of valuation. So two things. First of all, while we have suffered at the hands of general REIT response to those articles, I would caution investors to understand that the author of those articles was really focused on non-growth related property-owning REITs whose dividends relative to their appreciating stock price over the last years had dropped down in the 3 to 3.5% range and he even recommended that should dividends return to 6% that REITs would be a good purchase again. If you were to take our — just — annualize off of our first quarter earnings, you would come up with approximately $4 per share pretax earnings off our current shareholder base at $25 price offering,, assuming another 17 or 16 million shares approximately, that would translate into a little over $3 per share of “dividendable” income on a 47 million share base, as the approximate construct of the deal has been proposed. At a 10% yield, let alone 6% yield, that would indicate a $30 per share valuation of the stock and that’s not even taking into account any premium for our ability to modestly and prudently grow the portfolio and increase the dividend over time. Given our strategy of using our taxable REIT subs. So the answer to your question is two fold. No. 1, if the value — if the price of the share, when the deal comes to market and doesn’t price into greater than two times cash book value, then I would go back to the Board and ask them for their guidance on whether or not to continue the deal. My expectation is that given the intrinsic value creation of operating under a REIT structure for a well-managed portfolio-based finance company like ourselves, that the economics would argue that we would still pursue the deal as long as the capital was available because in the end, our performance and our record will give the shareholders the returns that they expect. But that is a two-fold process first, we have to get approved by the SEC, made effective and bring it to the shareholders for a vote. Given the shareholder’s approval we would then take it to market and let the market decide on what the value is.

      Alan Fournier — Pennant Capital

        Great, thank you very much

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      Thanks Alan.

Operator

        The next question is from the line of Jim Agah from Millennium Partners. Please go ahead.

      Jim Agah – Millennium Partners

        Hi, good morning guys and I am still kind of taking in to what Mike just said I’m trying to — trying to not fall over in my chair. Just give me a minute. Honestly, Mike I wanted to ask you or Rob a little more detail on the third party servicing rights that you guys have contracted to buy.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      Yes.

      Jim Agah – Millennium Partners

        What are the economics relative to those you just slapped on the books.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      Very similar.

      Jim Agah – Millennium Partners

      Okay.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Without — since we haven’t yet paid them because they haven’t been delivered it’s a forward agreement, I can’t comment on them, but they very similar and within the same range as what we have done for the last year and a half.

Jim Agah – Millennium Partners

    Excellent.        Second question and I am turning back to the supplement. The ARM weighted average coupon went down in the quarter about 30 basis points, why is that relative to the fix going up.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        — Two-fold, some of that relates to the retail operation does more fixed business and their mix of business has gotten more towards our core customer. So that is different. Secondly, the ARM bonds or the ARM loans are priced off a slightly different structure with more variable rate bonds, that cost of funds is a little bit lower. And so they are more sensitive to the interest rate environment and during that period in time, we had a lower cost of funds.

      Jim Agah – Millennium Partners

        Then I wanted to ask Rob to clarify and you are going so fast in your comments

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

      Sorry.

      Jim Agah – Millennium Partners

        It’s a record — timing of the call. I want to ask Rob to repeat what he said about the tax treatment of Q4 versus Q1. If I understood him correctly, he was saying in Q4 you had — you were treated as a REIT, if you will and in this quarter you’re fully taxed and it was roughly 7 cents a share.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        Let me clarify that — if you recall back from fourth quarter earnings call, we said that we had made an election, we had created a captive REIT. Not meaning that Saxon Capital as a REIT, but within the structure we have a captive REIT —

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        As a subsidiary company

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        Right, that we get a tax benefit in the Common Wealth of Virginia for those earnings and the Common Wealth of Virginia our tax rate is approximately 4% and in — last year in 2003, we completed a captive REIT election in December of 2003, but we had the ability to retroactively go back to January 1st, so in the fourth quarter we got a full year’s benefit of that captive REIT election. So, in the first quarter, what would count as our effective tax rate before the captive REIT election is approximately 39% and you take off the 4% effective tax rate for the Common Wealth of Virginia and that is where you end up with 35% effective tax rate and we’ll have that effective tax rate going in — up until the period that we actually made captive — or the — full REIT conversion.

      Jim Agah – Millennium Partners

    Okay.        So I will never understand that. But anyway, what was the difference between Q4 and Q1 then?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        If Q4, because we completed the election in Q4, it was about 7 cents per share tax benefit that we got for the entire year and so we took it all in the fourth quarter.

      Jim Agah – Millennium Partners

      Okay.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        So what you have is a full year’s tax benefit versus one quarter’s tax benefit in the first quarter of this year.

Jim Agah – Millennium Partners

        So in fourth quarter you did 66 cents, right?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        That is correct and it would have been 59 cents normalized off of this quarter. Actually would have been about 60.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

      59 cents.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      59 cents

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

      Right.

      Jim Agah – Millennium Partners

        Okay, all right, well then the net understanding was the same? The net understanding is the same.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

    Right.        Okay.

      Jim Agah – Millennium Partners

        And then going back to Alan’s question about the formation of the REIT and the stock price, when do you have to make these decisions Mike? Are we still on for 6/30 7/1 sort of close and payment of dividends?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Our timetable right now is hopefully, after the SEC responds to our first amendment, there will be minimal questions to respond to. And we can clear that up, but if we do right now we are hoping to have the shareholder’s meeting sometime around June 15. We would — proxy shareholders because you have to have 20 business days from date of proxy to the meeting. And assuming that — we have a favorable vote from the shareholders, we would then do the road show immediately thereafter and price with the anticipation of pricing on June 30 and closing the deal on July 1. And the Board takes their fiduciary responsibilities very, very seriously and I understand the concern about the current temporary price of our stock, but I think that as we bring the financial dynamics of our business plan along with our record of execution to market and explain the difference between our particular offering and how we run our business and the value of the assets that we have and why we’re different from others in our sector, I have a very strong confidence that the market will recognize that in terms of what the pricing of the deal will be.

      Jim Agah – Millennium Partners

        Okay and let me ask you to repeat, if you don’t mind. When you’re doing the roll forward of equity again, I think to Alan’s question, I think you said roughly — did you say what was the number of equity that you were going to have going forward.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      Approximately $760 million.

      Jim Agah – Millennium Partners

$760, not [inaudible] million

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        $760 million approximately.

      Jim Agah – Millennium Partners

        Okay, 760, so assuming a share base, pro forma, lets just say for the sake of argument

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      $47 million say

      Jim Agah – Millennium Partners

        Okay, $47 million — $750 on $47 million you’re talking about almost $16 of pro forma book value.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      That is correct.

Jim Agah – Millennium Partners

      Versus $12 today?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      That is correct.

      Jim Agah – Millennium Partners

      I’m a buyer, Mike.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        I hope so, thank you.

      Jim Agah – Millennium Partners

      Thanks a lot

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        I think it will be self evident, as I said, as we get closer to the deal

      Jim Agah – Millennium Partners

      Thanks.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      Thank you.

Operator

        Thank you, our next question will Stephen Silver from Royal Media. Please, go ahead

      Stephen Silver — Royal Media

        Hi, I just wanted to ask a question about what your thoughts are, if any — I know GE recently acquired WMC Mortgage, I want to know what you think the ramifications of that will be on the specialty finance sector?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Yeah, couple — couple things — well first of all, it was my understanding that there was a pretty large appetite for their proposed REIT offering which was then canceled. So hopefully that will enlist some more demand in the marketplace for when we come to market. Secondly, while I’m not at liberty to discuss the price, GE has not disclosed it — I am aware of some of the financial details and in my, personal, opinion, it greatly validates the value of our franchise in that WMC is basically an origination platform that originated low margin, high FICO almost all A type products, and you can look at their stats that were out there in their S4. They had no servicing operation. They did not, to my knowledge, in the last five or six years have they done any “securitization”. Their — their — while their production was very high quality, it was also low prepayment penalty penetration and very rate sensitive, which means that it’s subject to a lot of volatility. And when I look at what the financials of that deal were and eventually I’m sure they will come out, it definitely makes Saxon look more valuable then what the market recognizes today. Now in terms of competition, GE has been in our sector several times over the last 20 years and given the appetite or tolerance for risk at GE in the relative businesses, they have in the past come into the sector and exited the sector quite rapidly after their entrance. They generally tend to play at what we would call the “Alt A” part of the business.

      Stephen Silver — Royal Media

      The what? ?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        The “Alt A”, the just missed Fannie Freddie stuff, which is why WMC was attractive to them. But I do not expect — they are a very disciplined organization with very — I used to work there a long, long time ago and they haven’t changed. They have very strict pricing disciplines and return on equity expectations. So I do not expect that they will be anything but a normalizing factor in the market.

      Stephen Silver — Royal Media

        Which of you was just speaking?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

      That was Mike.

      Stephen Silver — Royal Media

      Okay thank you.

Operator

        Thank you and our final question comes from the line of Eric Fell from Tazza Capital. Please, go ahead

      Eric Fell — Tazza Capital

        Could you give us a sense of the duration gap at the end of the quarter?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        Rob, you want to talk.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

        I’m sorry, can you repeat that please

      Eric Fell — Tazza Capital

        The duration gap at the end of the quarter, could you give us a sense of what that was?

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        I think you are talking about – Fannie Mae talks about duration gap, but I don’t know that we have any.

Eric Fell — Tazza Capital

    [inaudible]        just be the weighted average sort of life of your assets

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

      Oh, I’m sorry.

Eric Fell — Tazza Capital

        The weighted average life of the liabilities.

      Robert Eastep — Saxon Capital, Inc. — Chief Financial Officer

      Well, —

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        They are term matched, basically we securitize all of our portfolio in the asset-backed marketplace.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

        These “securitizations” are owner trusts, non-recourse to us, where basically the bonds only amortize as the loans amortize. So if the average life of the loan extends, the average life of the financing — the bonds extends with it, vise versa, so we are perfectly matched in terms of that duration gap that you are talking about.

      Eric Fell — Tazza Capital

      Okay thanks.

Operator

        And there are no further questions in queue, please continue.

      Mike Sawyer — Saxon Capital, Inc. — Chief Executive Officer

    Okay.        Thank you very much. Well, thank you again. We are very pleased with our first quarter results. We have seen good trends in our production and we’re looking forward to closing out the next three quarters in an equally positive fashion. We look forward to talking with you again at our next quarterly earnings conference call. If you have any additional questions, please contact our Vice President of Investor Relations, Bobbi Roberts, at 804-967-7879 and thank you very much.

Operator

        Ladies and gentlemen, that does conclude our conference for today, thank you for your participation and using AT&T Executive Teleconference. You may now disconnect.

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